EXHIBIT 99.1

Electra Provides Update on Refinery Project Progress

TORONTO, Jan. 08, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a leader in advancing North America’s critical minerals processing, is pleased to provide an update on construction progress at North America’s first cobalt sulfate refinery.

“Momentum continues to build across the project,” said Paolo Toscano, VP Projects and Engineering. “Strong planning and close collaboration with our partners are translating into tangible progress on the ground. We are excited by how the project is coming together and remain fully focused on delivering this important facility efficiently and safely.”

Construction crews recently completed the installation of exterior pipe racks which will connect the leach plant, solvent extraction (SX) building, and crystallizer. Current site work is centered on civil, structural, concrete and tankage installation, with a continued focus on maintaining a strong safety culture. Many of these activities will allow for an expedited mobilization of larger construction crews once the project reaches full scale. New parking areas, additional power services, construction trailers, laydowns and owners team office areas are all nearly complete. At the same time, procurement and contracting activities are progressing, with key suppliers and contractors engaged to support detailed execution planning and refinement of the project budget and schedule.

With both construction financing and permits in place, as well as the majority of long-lead equipment secured and core infrastructure already established, current efforts are centered on sequencing work and preparing for the integration and installation of the refinery’s mechanical systems as the project advances toward its targeted 2027 commissioning.

Electra’s cobalt sulfate refinery is a cornerstone of the Company’s strategy to build resilient North American critical minerals supply chain. The project aligns with increasing government and industry focus on securing domestic processing capacity for strategic minerals amid evolving geopolitical dynamics. Once operational, the facility is expected to produce battery-grade cobalt, supporting supply reliability for North American markets.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release relating to potential future sales of Common Shares under the ATM, the offering price therefor, and the use of proceeds thereof. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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